November 26, 2024

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
C601, Gazelle Valley, No.69 Jinye Road
Xi   an Hi-tech Zone, Xi   an, China

       Re: Bon Natural Life Limited
           Registration Statement on Form F-1
           Filed November 19, 2024
           File No. 333-283333
Dear Yongwei Hu:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1.     Please revise your cover page heading to quantify the number of Ordinary
Shares
       you are registering. Refer to item 501(b)(2) of Regulation S-K.
2. We note your disclosure on page 7 that "ordinary shares started to trade on the Nasdaq
       Capital Market under the ticker symbol    BON    since June 24, 2021."
Please revise
       your cover page to disclose the markets for your securities. Refer to
Item 501(b)(4) of
       Regulation S-K.
Management
Compensation, page 95

3. Please revise to disclose the compensation of your executive officers and directors for your most recently completed financial year. Refer to Item 6.B of Form 20-F.
 November 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Cassi Olson, Esq.